                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*

                                 flightserv.com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74266 K307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Edward J. Hardin
                              Rogers & Hardin, LLP
                   2700 International Tower, Peachtree Center
                           229 Peachtree Street, N.E.
                           Atlanta, Georgia 30303-1601
                              Tel No.: 404-522-4700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74266K307                                            PAGE 2 OF 5 PAGES

---------- -------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. Beverly Lance
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (A) [ ]
                                                                                                                             (B) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------- ------- --------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                   700,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------- --------------------------------------------------------------------------------------------------
                          8       SHARED VOTING POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  700,000 (1)
                          ------- --------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                   0
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           700,000 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]

CUSIP NO. 74266K307                                            PAGE 3 OF 5 PAGES


---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.07%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            IN
---------- -------------------------------------------------------------------------------------------------------------------------

         (1) Includes 700,000 shares which the Reporting Person has the right to acquire pursuant to immediately exercisable options granted to the Reporting Person.


---------- -------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lance Children's Trust
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
                                                                                                                             (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           00
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------- ------- --------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                    0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------- --------------------------------------------------------------------------------------------------
                          8       SHARED VOTING POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

CUSIP NO. 74266K307                                            PAGE 4 OF 5 PAGES


---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]

---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            OO
---------- -------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D relates to the shares of common stock, $0.04 par value per share (the "Common Stock"), of flightserv.com (the "Company"). Items 1,4 and 5 of the Schedule 13D filed by C. Beverly Lance and the Lance Children's Trust are amended as set forth below.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule relates is common stock, $0.04 par value per share ("Common Stock"), issued by flightserv.com (the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E., Suite 530, Atlanta, Georgia 30326.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(e) is added and Items 5(a) and 5(b) are amended to include the following language:

                  (a)-(b) C. Beverly Lance may be deemed to be the beneficial owner of 700,000 shares of Common Stock (approximately 2.07%), 700,000 of such shares are shares which Mr. Lance has the right to acquire pursuant to immediately exercisable options granted to him to acquire shares from the Company. Mr. Lance's children are beneficiaries of the HJR Trust, which is a 50% partner in K&L Partnership ("K&L"), a Georgia general partnership, which owns 688,000 shares of the Company's Common Stock. The HJR Trust's sole trustee is C. Frank Moore and neither Mr. Lance nor the Lance Children's Trust (Mr. Lance's children are the beneficiaries of the Lance Children's Trust and Mr. Lance is the sole trustee thereof) has the power to vote or dispose of any shares beneficially owned by the HJR Trust. As a result, both Mr. Lance and the Lance Children's Trust disclaim beneficial ownership of any shares beneficially owned by the HJR Trust. In addition to the 700,000 shares issuable upon the exercise of options which are currently exercisable, Mr. Lance holds options to acquire an additional 3,700,000 shares which are subject to stockholder approval. Upon receipt of stockholder approval, such shares will become immediately exercisable. The percentage of outstanding shares of Common Stock owned by C. Beverly Lance has been computed based on the total outstanding shares of Common Stock as of June 9, 2000 as indicated in the Company's Proxy Statement filed on June 19, 2000, plus the 700,000 shares that are issuable upon the exercise of immediately exercisable options and are not currently outstanding. The percentage of outstanding shares of Common Stock owned by the Lance Children's Trust has been computed based on the total outstanding shares of Common Stock as of June 9, 2000 as indicated in the Company's Proxy Statement filed on June 19, 2000.

         Item 5(c) is amended to add the following paragraph:

CUSIP NO. 74266K307                                            PAGE 5 OF 5 PAGES


                           On July 12, 2000, the Lance Children's Trust gifted
                  2,269,000 shares of the Common Stock to Chastain Horse Park, Ltd., a 501(c)(3) Non-Profit Organization. The closing price of the Common Stock on the American Stock Exchange on the date of the gift was $0.4375.

         Item 5(e) is added as follows:

                  (e) As a result of the above transaction on July 12, 2000 C. Beverly Lance ceased to be the beneficial owner of more than five percent of the shares of Common Stock. Also as a result of the above transaction on July 12, 2000 the Lance Children's Trust ceased to be the beneficial owner of more than five percent of the shares of Common Stock.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   August 1, 2000                      By:     /s/ C. Beverly Lance
                                                --------------------------------
                                                       C. Beverly Lance


                                             LANCE CHILDREN'S TRUST


Dated:   August 1, 2000                      By:     /s/ C. Beverly Lance
                                                --------------------------------
                                                       C. Beverly Lance